Filed by Endeavor Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: World Wrestling Entertainment, Inc.

Commission File No. 001-16131

Date: May 9, 2023

On May 9, 2023, Endeavor Group Holdings, Inc. (“Endeavor”) issued a press release announcing its first quarter 2023 earnings (“Earnings Release”). The following are excerpts from the Earnings Release relating to the proposed business combination (the “Proposed Transaction”) of the UFC with World Wrestling Entertainment, Inc. (“WWE”).

The excerpts below contain only those portions of the Earnings Release relating to discussions of the Proposed Transaction.

Highlights

•	Announced two significant transactions in April:

•	Transformational deal to combine UFC and WWE to form a new, publicly listed company

“We are excited about the unique opportunity the proposed combination of UFC and WWE presents, and remain focused on durable growth as we continue to execute our successful strategy in content and experiences.”

Cautionary Statement Regarding Forward-Looking Statements

This communication, and oral statements made from time to time by our representatives contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Endeavor and WWE, including statements regarding the expected impacts and benefits of the potential transaction. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Endeavor and WWE management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction will not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Endeavor and WWE may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that neither WWE nor Endeavor will have sufficient cash at close to distribute to shareholders (or that the amount of cash available for distribution will be less than what the parties expect); unfavorable outcome of legal proceedings that may be instituted against WWE and Endeavor following the announcement of the transaction; and risks inherent to the business may result in additional strategic and operational risks, which may impact Endeavor’s, NewCo’s and WWE’s risk profiles, which each company may not be able to mitigate effectively. In addition, a number of important factors could cause Endeavor’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors discussed in Part I, Item 1A “Risk Factors” in Endeavor’s or WWE’s respective Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as any such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), including without limitation Endeavor’s or WWE’s respective Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, accessible on the SEC’s website at www.sec.gov, Endeavor’s investor relations site at investor.endeavorco.com and WWE’s investor relations site at https://corporate.wwe.com/.

Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Endeavor nor WWE undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the transaction, NewCo expects to file a registration statement on Form S-4 with the SEC, which will include an information statement of WWE and a preliminary prospectus of NewCo. After the registration statement is declared effective, WWE will mail to its stockholders a definitive information statement that will form part of the registration statement on Form S-4. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that Endeavor or WWE may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENDEAVOR AND WWE ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by WWE through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WWE will be available free of charge on WWE’s website at https://corporate.wwe.com/.